# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aditxt, Inc., CIK 0001726711
CUSIP: 007025869
Title of class of securities: Common Stock ($.001 par Value)
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, 737 N. FIFTH STREET, SUITE 200, RICHMOND, Virginia (VA), 23219
Date of event which requires filing of this statement: 06/09/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002124099-26-000007
Filed by CIK 0002124099

## Reporting persons
- Xu Devon Xin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gong Sandie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Aditxt, Inc.
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, 737 N. FIFTH STREET, SUITE 200, RICHMOND, VIRGINIA, 23219.

## Item 2. Person Filing
Name of person filing: Sandie Gong and Devon Xu
Address of principal business office or, if none, residence: 398 Sackett St, Unit 2, Brooklyn NY 11231
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 shares of common stock
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: On June 9, 2026, the Reporting Persons sold all 100,000 shares of Common Stock previously reported in open-market transactions and ceased to be the beneficial owners of more than five percent of the Common Stock. As of the date of this filing, the Reporting Persons beneficially own no shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Xu Devon Xin: /s/ Devon Xin Xu, Devon Xin Xu (06/11/2026)
- Gong Sandie: /s/ Sandie Gong, Sandie Gong (06/11/2026)